Exhibit 99.1

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL SUBSIDIARY RECEIVES RENEWABLE ENERGY GRANT

Dar es Salaam, Tanzania - 9 December 2014 - Continental Energy Corporation, the "Company", an emerging international energy investment company, today announced that its Tanzanian subsidiary, Ruaha River Power Company Ltd. ("Ruaha Power"), has been appointed manager of a US$ 95,000 grant from the Rural Energy Agency ("REA") of Tanzania.

The grant is made under the Tanzania Energy Development Access ("TEDAP") program with funds provided by the World Bank and the Global Environmental Fund. The proceeds of the grant are to be used to conduct a site specific technical and environmental study for a Ruaha Power proposed two megawatt hybrid renewable energy generation and distribution network, or "Mini-Grid", incorporating a mix of run-of-river hydropower, solar photovoltaic, and biomass gasifier technologies. The study area is in the Iringa and Dodoma regions of central Tanzania and is near the 300 kilowatt Malolo Mini-Grid, an existing hybrid biomass-diesel-solar power project, already under development by Ruaha Power.

The grant agreement was signed in Dar es Salaam by REA's director of technical services, Mr. Bengiel H. Msofe and by Mr. John Tate on behalf of Kastan Mining Ltd., a founding shareholder of Ruaha Power. In addition to being a director of the Company, and a director and CFO of Ruaha Power, Mr. Tate is also the CEO of Kastan. Kastan has assigned responsibility to Ruaha Power to manage the grant and the study. Ruaha Power shall develop and operate the Mini-Grid that results from it.

Company director John Tate, said after the signing; "We are proud to be associated with REA, the World Bank, and the Global Environmental Fund in helping bring reliable, renewable energy to customers in underserved rural markets in Tanzania. We have identified a promising hybrid Mini-Grid development opportunity in the study area. It has a sizeable nearby market with an ever increasing electricity demand. The TEDAP grant is the first step towards Ruaha Power’s goal of realizing a commercial Mini-Grid development there."

The Company's CEO, Richard L. McAdoo commented; "This grant represents an important milestone as we transition the Company from being a traditional energy explorer to being a renewable and alternative energy developer. Our many years of experience in operating complex projects in developing countries around the Indian Ocean Rim has become an important advantage. We have a rapidly building set of renewable energy development projects in the pipeline both in East Africa and SE Asia and look forward to substantial forward progress in 2015."

About Ruaha Power: Ruaha Power is an international renewable energy developer committed to profitably developing and operating customized hybrid renewable electrical power generation and isolated mini-grid distribution networks that supply underserved rural and small urban markets of Tanzania and other developing countries around the Indian Ocean Rim. In addition to the 2 MW Mini-Grid contemplated under the REA TEDAP grant, and its 300 kW Malolo Mini-Grid development, Ruaha Power is conducting a feasibility study on a 25 MW grid-connected, run-of-river hydropower project on Tanzania's Lukosi River.

About the REA and the TEDAP Grant Program: The REA is a government agency set up to promote and facilitate improved access to electrical power in rural and small urban areas of Tanzania. According to the REA, rural and small urban energy consumption accounts for 85% of the nation's demand but less than 15% of rural and small urban inhabitants have access to national grid electricity service. The REA administers the TEDAP program which provides a range of grants, incentives, and other financial support to renewable energy developers addressing these underserved markets.

On behalf of the Company,
Robert V. Rudman, C.A.
Chief Financial Officer

Source:	Continental Energy Corporation - www.continentalenergy.com
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. Forward looking statements in this release include Ruaha Power's expectation to profitably develop and operate its Mini-Grids, its installation plans for its Mini-Grids, the number of customers it may be able to connect, and, the Company's expectations for Ruaha Power's future commercial performance. There are many factors which may cause actual performance and results to be substantially different from any express or implied plans, estimates, forecasts, expectations, or objectives described in any forward looking statements. Additional risk factors are described from time to time in the Company's periodic filings with the US Securities Exchange Commission. The Company assumes no obligation to update the information in this release. No securities regulatory authority has either approved or disapproved the contents of this news release.